The Farm Project, PBC (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Lettuce Grow by TFP
Balance Sheet
As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
11000 Cash Clearing	0.00
11100 Bill.com Money Out Clearing	0.00
11200 LG BOA Checking x3281	10,640.81
11300 BOA Checking x5509	-10,235.01
11400 SVB Checking Account	105,923.16
11500 Restricted Cash/Collateral	0.00
11600 SVB MMA 4104	305,660.95
Total Bank Accounts	**$ 411,989.91**
Accounts Receivable	
12100 Accounts Receivable	16,569.21
12200 Other Receivable	0.00
Total Accounts Receivable	**$ 16,569.21**
Other Current Assets	
13100 Inventory	
13110 Finished Goods	1,035,993.09
13130 Packaging	750.93
13190 Inventory Clearing	215,187.89
Total 13100 Inventory	**$ 1,251,931.91**
13200 Undeposited Funds	0.00
13400 Prepaids	0.00
13410 Vendor deposits	0.00
13420 Prepaid insurance	0.00
13430 Prepaid Other	36,580.57
Total 13400 Prepaids	**$ 36,580.57**
13500 Clearing Accounts	
13510 Affirm	2,047.66
13520 Stripe	0.00
13530 Amazon	4,822.96
13540 Tiktok	0.00
13550 Manual Payment Clearing	17,608.29
13560 West Elm	0.00
13570 Costco	460,803.00
13580 The Knot	0.00
13590 Shopify	59,670.29
13595 Paypal	-37.38
Total 13500 Clearing Accounts	**$ 544,914.82**
13600 Expensify Clearing Account	-355.32
Total Other Current Assets	**$ 1,833,071.98**
Total Current Assets	**$ 2,261,631.10**
Fixed Assets	

14100 Hardware		
14110 Growing Device		77,875.77
14115 Accumulated Depreciation Growing Device		-57,316.11
Total 14110 Growing Device	$	**20,559.66**
14120 Tooling		253,446.50
14125 Accumuated Depreciation Tooling		-221,433.77
Total 14120 Tooling	$	**32,012.73**
14130 Office Equipment		139,687.29
14135 Accumulated Depreciation Office equipment		-62,074.83
Total 14130 Office Equipment	$	**77,612.46**
14140 Vehicles		77,628.68
14150 Lease Hold Improvements		0.00
14900 Accumulated Depreciation		-77,628.68
Total 14100 Hardware	$	**130,184.85**
Total Fixed Assets	$	**130,184.85**
Other Assets		
14500 Product Design & Development		0.00
14510 Molds and Prototype		1,924,268.83
14515 Accumulated Depreciation Molds and Prototypes		-905,034.93
Total 14510 Molds and Prototype	$	**1,019,233.90**
Total 14500 Product Design & Development	$	**1,019,233.90**
15100 Deposits		37,873.00
16000 Intangibles		
16120 Website		642,374.00
16125 Accumulated Amortization Website		-625,448.17
Total 16120 Website	$	**16,925.83**
Total 16000 Intangibles	$	**16,925.83**
Total Other Assets	$	**1,074,032.73**
TOTAL ASSETS	$	**3,465,848.68**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
21100 Accounts Payable		840,389.59
Total Accounts Payable	$	**840,389.59**
Credit Cards		
21200 Credit Cards		
21210 SVB Card x4105		-2,382,307.66
21211 Greg Campbell x4654		700,611.41
21212 Jacob Pechenik x9366		158,034.64
21213 Livia Soibalman x4647		244,194.11
21214 Greg Liberman x0422		124,791.65
21215 Shaan Sheth x0240		82,670.65
21216 Josh Friedman x1568		160,163.03
21217 Marketing Card x2894		878,171.77
21218 Jenne Belvedere x7035		4,176.91
21219 Emma Roy x0010		235,950.64
Total 21210 SVB Card x4105	$	**206,457.15**

21220 Brex Credit Card		0.00
21230 TFP BOA Card x2652		117.58
21240 Amex Delta Skymiles x1000		197.16
Total 21200 Credit Cards	$	**206,771.89**
21280 Gynger Loan		169,102.31
Total Credit Cards	$	**375,874.20**
Other Current Liabilities		
21300 Accrued Expenses		92,169.47
21400 Deferred Revenue		313,565.30
21410 Deferred Revenue - Costco Seedling Credits		0.00
21420 Deferred Revenue - Costco Supplies Credits		0.00
Total 21400 Deferred Revenue	$	**313,565.30**
21500 Payroll Liabilities		26,977.31
21600 Sales Tax Payable		217,378.56
21700 Gift Card Liability		104,439.25
21800 Loans Payable		0.00
21810 Vehicle Loan		0.00
21820 PPP Forgivable Loan		0.00
Total 21800 Loans Payable	$	**0.00**
220.1 CDTFA Payable		0.00
220.2 Texas State Comptroller Payable		0.00
220.3 NY Department of Taxation		0.00
Alabama Department of Revenue Payable		0.00
Hawaii Department of Taxation Payable		0.00
North Carolina Department of Revenue Payable		0.00
South Carolina Department of Revenue Payable		0.00
Total Other Current Liabilities	$	**754,529.89**
Total Current Liabilities	$	**1,970,793.68**
Long-Term Liabilities		
22100 Note Payable		4,337,033.38
22150 Note Payable Accrued Interest		1,198,213.07
Total 22100 Note Payable	$	**5,535,246.45**
22110 Notes Payable - WTI		0.00
22115 Notes Payable - Tangram		1,955,844.92
22120 Notes Payable Tangram - Accured interest		93,200.00
Total 22115 Notes Payable - Tangram	$	**2,049,044.92**
22160 SBA Loan		500,000.00
22165 SBA loan - Accrued Interest		7,281.00
Total 22160 SBA Loan	$	**507,281.00**
Total Long-Term Liabilities	$	**8,091,572.37**
Total Liabilities	$	**10,062,366.05**
Equity		
31000 Common Stock		996,821.52
32000 SAFE		17,585,298.30
34000 Series A		
34100 Series A - Proceeds		5,946,209.78
34200 Series A - Issuance Costs		-79,870.00
Total 34000 Series A	$	**5,866,339.78**

37500 Treasury Stock		0.00
38000 Retained Earnings		-29,136,916.20
39000 Opening Balance Equity		0.00
Net Income		-1,908,060.77
Total Equity	-$	6,596,517.37
TOTAL LIABILITIES AND EQUITY	$	3,465,848.68

Lettuce Grow by TFP
Balance Sheet
As of December 31, 2024

		Total
ASSETS		
Current Assets		
Bank Accounts		
11000 Cash Clearing		0.00
11100 Bill.com Money Out Clearing		0.00
11200 LG BOA Checking x3281		6,308.07
11300 BOA Checking x5509		9,957.54
11400 SVB Checking Account		132,751.62
11500 Restricted Cash/Collateral		0.00
11600 SVB MMA 4104		1,045,094.51
Total Bank Accounts	$	**1,194,111.74**
Accounts Receivable		
12100 Accounts Receivable		35,674.05
12200 Other Receivable		0.00
Total Accounts Receivable	$	**35,674.05**
Other Current Assets		
131 Social Security Credit - COVID-19 relief		0.00
13100 Inventory		
13110 Finished Goods		570,222.00
13190 Inventory Clearing		16,197.00
Total 13100 Inventory	$	**586,419.00**
13200 Undeposited Funds		523.81
13400 Prepaids		0.00
13410 Vendor deposits		0.00
13420 Prepaid insurance		0.00
13430 Prepaid Other		36,578.78
Total 13400 Prepaids	$	**36,578.78**
13500 Clearing Accounts		
13510 Affirm		3,255.93
13520 Stripe		51,036.60
13530 Amazon		24,015.18
13540 Best Buy		0.00
13550 Managed Services		0.00
13560 West Elm		0.00
13570 Costco		0.00
13580 The Knot		0.00
Total 13500 Clearing Accounts	$	**78,307.71**
13600 Expensify Clearing Account		0.00
Total Other Current Assets	$	**701,829.30**
Total Current Assets	$	**1,931,615.09**
Fixed Assets		
14100 Hardware		
14110 Growing Device		77,875.77

14115 Accumulated Depreciation Growing Device		-49,528.59
Total 14110 Growing Device	$	**28,347.18**
14120 Tooling		233,296.50
14125 Accumuated Depreciation Tooling		-213,039.60
Total 14120 Tooling	$	**20,256.90**
14130 Office Equipment		131,823.77
14135 Accumulated Depreciation Office equipment		-40,522.37
Total 14130 Office Equipment	$	**91,301.40**
14140 Vehicles		77,628.68
14150 Lease Hold Improvements		0.00
14900 Accumulated Depreciation		-77,628.68
Total 14100 Hardware	$	**139,905.48**
Total Fixed Assets	$	**139,905.48**
Other Assets		
14500 Product Design & Development		0.00
14510 Molds and Prototype		1,924,268.83
14515 Accumulated Depreciation Molds and Prototypes		-724,827.33
Total 14510 Molds and Prototype	$	**1,199,441.50**
Total 14500 Product Design & Development	$	**1,199,441.50**
15100 Deposits		35,373.00
16000 Intangibles		
16120 Website		642,374.00
16125 Accumulated Amortization Website		-567,826.46
Total 16120 Website	$	**74,547.54**
Total 16000 Intangibles	$	**74,547.54**
Total Other Assets	$	**1,309,362.04**
TOTAL ASSETS	$	**3,380,882.61**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
21100 Accounts Payable		711,609.06
Total Accounts Payable	$	**711,609.06**
Credit Cards		
21200 Credit Cards		
21210 SVB Card x4105		-1,541,915.48
21211 Greg Campbell x4654		432,498.07
21212 Jacob Pechenik x9366		123,595.91
21213 Livia Soibalman x4647		244,194.11
21214 Greg Liberman x0422		124,791.65
21215 Shaan Sheth x0240		82,670.65
21216 Josh Friedman x1568		144,553.57
21217 Marketing Card x2894		574,051.60
21218 Jenne Belvedere x7035		4,176.91
Total 21210 SVB Card x4105	$	**188,616.99**
21220 Brex Credit Card		0.00
21230 TFP BOA Card x2652		116.16
21240 Amex Delta Skymiles x1000		239.19

Total 21200 Credit Cards	$	188,972.34
21280 Gynger Loan		126,004.51
Total Credit Cards	$	314,976.85
Other Current Liabilities		
21300 Accrued Expenses		11,324.00
21400 Deferred Revenue		294,007.56
21410 Deferred Revenue - Costco Seedling Credits		0.00
21420 Deferred Revenue - Costco Supplies Credits		0.00
Total 21400 Deferred Revenue	$	294,007.56
21500 Payroll Liabilities		26,277.17
21600 Sales Tax Payable		173,611.60
21700 Gift Card Liability		69,455.06
21800 Loans Payable		0.00
21810 Vehicle Loan		0.00
21820 PPP Forgivable Loan		0.00
Total 21800 Loans Payable	$	0.00
220.1 CDTFA Payable		0.00
220.2 Texas State Comptroller Payable		0.00
220.3 NY Department of Taxation		0.00
Alabama Department of Revenue Payable		0.00
Hawaii Department of Taxation Payable		0.00
North Carolina Department of Revenue Payable		0.00
South Carolina Department of Revenue Payable		0.00
Total Other Current Liabilities	$	574,675.39
Total Current Liabilities	$	1,601,261.30
Long-Term Liabilities		
22100 Note Payable		3,887,033.38
22110 Notes Payable - WTI		2,272,202.13
22150 Note Payable Accrued Interest		919,322.78
Total Long-Term Liabilities	$	7,078,558.29
Total Liabilities	$	8,679,819.59
Equity		
31000 Common Stock		996,821.52
32000 SAFE		16,987,150.55
34000 Series A		
34100 Series A - Proceeds		5,946,209.78
34200 Series A - Issuance Costs		-79,870.00
Total 34000 Series A	$	5,866,339.78
37500 Treasury Stock		0.00
38000 Retained Earnings		-27,201,553.08
39000 Opening Balance Equity		0.00
Net Income		-1,947,695.75
Total Equity	-$	5,298,936.98
TOTAL LIABILITIES AND EQUITY	$	3,380,882.61

Lettuce Grow by TFP
Profit and Loss
January - December 2025

		Total
Income		
41000 Revenue		
41200 Farmstands		2,890,767.53
41300 Glow Rings		660,214.01
41400 Seedlings		2,607,284.39
41500 Accessories & Supplies		1,705,258.69
41600 Extensions		209,578.05
Total 41000 Revenue	$	**8,073,102.67**
45000 Shipping Income		274,400.72
46000 Discounts & Allowances		
46100 Promos		-3,774.05
46200 Discounts		-802,801.13
Total 46000 Discounts & Allowances	-$	**806,575.18**
48000 Refunds & Returns		-191,521.37
Total Income	$	**7,349,406.84**
Cost of Goods Sold		
51000 Product COGS		
51200 Farmstands		
51210 Farmstands Original		1,199,511.29
Total 51200 Farmstands	$	**1,199,511.29**
51300 Glowrings		315,856.96
51400 Seedlings		626,481.58
51500 Accessories		525,672.22
51600 Extensions		76,678.66
Total 51000 Product COGS	$	**2,744,200.71**
56000 Logistics		
56100 Warehouse & pick/pack		1,295.65
56200 Outbound shipping		1,219,247.17
Total 56000 Logistics	$	**1,220,542.82**
Total Cost of Goods Sold	$	**3,964,743.53**
Gross Profit	$	**3,384,663.31**
Expenses		
61000 Operations		
61100 Operations Payroll		
61110 Operations Salaries		469,262.76
61140 Operations Benefits		14,987.20
61150 Operations Payroll Taxes		40,612.78
Total 61100 Operations Payroll	$	**524,862.74**
61200 Operations T&E		

61210 Operations Travel		21,041.39
61220 Operations Meals & Entertainment		2,814.09
61221 Operations Meals		1,636.31
Total 61220 Operations Meals & Entertainment	$	4,450.40
Total 61200 Operations T&E	$	25,491.79
61300 Ops Consultant		83,641.36
61400 Warehousing / Storage (Fixed Logistics)		-996.00
61500 Freight Shipping-Operation		72,162.93
Total 61000 Operations	$	705,162.82
63000 Marketing		
63100 Marketing Payroll		
63110 Marketing Salaries		215,895.64
63130 Marketing Benefits		6,463.53
63140 Marketing Payroll Taxes		17,472.59
Total 63100 Marketing Payroll	$	239,831.76
63200 Marketing T&E		
63210 Marketing Travel		355.23
63213 Ground Transportation		55.56
Total 63210 Marketing Travel	$	410.79
63220 Marketing Meals & Entertainment		
63221 Marketing Meals		386.29
Total 63220 Marketing Meals & Entertainment	$	386.29
Total 63200 Marketing T&E	$	797.08
63300 Marketing Consultants		517,983.48
63400 Paid Advertising		
63410 Paid Online (search/social)		874,898.62
63440 Affiliate Marketing		23,359.96
Total 63400 Paid Advertising	$	898,258.58
63500 PR & Brand		72,778.83
63600 Production (Photo / Video)		76,880.48
63650 Influencers		23,440.09
63660 Events		9,463.65
63800 Promos, Samples, Gifts		869.06
63850 Marketing Software		106,236.75
63900 Other Marketing		37,150.68
Total 63000 Marketing	$	1,983,690.44
64000 Customer Service		
64100 Customer Service Payroll		
64110 Customer Service Salaries		4,629.04
64130 Customer Service Benefits		734.06
64140 Customer Service Payroll Taxes		710.56
Total 64100 Customer Service Payroll	$	6,073.66
64300 Customer Service Consultants / Agency		123,317.09
Total 64000 Customer Service	$	129,390.75

65000 Product Development/R&D

65400 Prod Dev / R&D Expense		14,922.98
Total 65000 Product Development/R&D	$	**14,922.98**

66000 Engineering & Tech

66300 Engineering Consultants / Contractor		68,074.03
66600 Software (<$2.5K)		111,332.27
66700 Domain & Hosting		40,105.43
Total 66000 Engineering & Tech	$	**219,511.73**

70000 General and Administrative

70100 G&A Payroll

70110 G&A Salaries		245,673.42
70130 G&A Benefits		17,653.73
70140 G&A Payroll Taxes		20,483.41
70150 G&A Payroll Fees		30,535.38
Total 70100 G&A Payroll	$	**314,345.94**

70200 G&A T&E

70210 G&A Travel

70211 Airfare		2,966.30
70212 Lodging		7,300.22
70213 Ground Transportation		3,458.81
Total 70210 G&A Travel	$	**13,725.33**

70220 G&A Meals & Entertainment

70221 G&A Travel and Onsite Meals (50% deduc.)		3,626.38
70223 Entertainment & Gifts (0% deduc.)		2,458.80
Total 70220 G&A Meals & Entertainment	$	**6,085.18**
Total 70200 G&A T&E	$	**19,810.51**

70300 Professional Fees

70310 Accounting & Tax		164,225.56
70320 Legal		29,512.40
70340 Other Consultants		118,424.04
Total 70300 Professional Fees	$	**312,162.00**

70400 Occupancy

70410 Rent		116,232.00
70420 Utilities (incl internet & telecom)		81,699.95
70430 Office Supplies		68,240.28
70490 Misc Occupancy		8,107.00
Total 70400 Occupancy	$	**274,279.23**

70500 IT, Software & Subscriptions

70510 Software & Subscriptions		168,286.76
Total 70500 IT, Software & Subscriptions	$	**168,286.76**

70600 Bank & Merchant Fees

70610 Bank Fees		2,307.94
70620 Merchant Processing Fees		325,134.20
Total 70600 Bank & Merchant Fees	$	**327,442.14**

70700 Insurance		50,800.30
70850 Charitable Contributions		3,308.17
Total 70000 General and Administrative	$	**1,470,435.05**
Total Expenses	$	**4,523,113.77**
Net Operating Income	-$	**1,138,450.46**
Other Income		
81100 Other Income		47,100.77
81200 Interest Income		28,106.86
Total Other Income	$	**75,207.63**
Other Expenses		
85100 Depreciation & Amortization		275,563.46
85200 Interest Expense		561,006.78
85300 Taxes		
85310 Fees & Penalty		87.00
85700 Taxes and Licenses		8,160.70
Total 85300 Taxes	$	**8,247.70**
Total Other Expenses	$	**844,817.94**
Net Other Income	-$	**769,610.31**
Net Income	-$	**1,908,060.77**

Lettuce Grow by TFP
Profit and Loss
January - December 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Income													
41000 Revenue													0.00
41200 Farmstands	217,702.46	197,504.82	255,553.52	365,575.67	335,700.95	256,377.64	154,254.25	185,312.23	183,017.41	189,700.29	413,833.09	435,040.11	3,189,572.44
41300 Glow Rings	65,300.00	42,203.50	72,355.00	68,452.00	80,836.00	54,858.00	44,248.00	55,910.00	54,939.70	64,196.80	140,651.80	91,444.80	835,395.60
41400 Seedlings	225,675.97	191,963.04	277,977.00	358,109.90	345,314.34	301,409.27	238,465.37	213,774.26	207,919.36	189,177.17	188,095.81	122,114.05	2,859,995.54
41500 Accessories & Supplies	69,261.71	70,750.83	111,985.56	126,447.28	118,562.54	107,737.96	86,961.48	80,179.17	85,834.65	88,391.27	104,547.36	57,648.34	1,108,308.15
41600 Extensions	10,405.00	12,075.00	18,965.00	18,745.00	20,120.00	16,130.00	9,225.00	8,080.00	10,685.94	11,525.00	29,604.37	13,775.34	179,335.65
Total 41000 Revenue	**$ 588,345.14**	**$ 514,497.19**	**$ 736,836.08**	**$ 937,329.85**	**$ 900,533.83**	**$ 736,512.87**	**$ 533,154.10**	**$ 543,255.66**	**$ 542,397.06**	**$ 542,990.53**	**$ 876,732.43**	**$ 720,022.64**	**$ 8,172,607.38**
45000 Shipping Income	10,057.28	10,477.63	16,318.48	15,971.33	18,541.00	18,026.74	22,188.96	19,760.00	16,844.51	19,061.93	17,676.24	9,056.90	193,981.00
45100 Hardware Rental Program	235.20	235.20											470.40
46000 Discounts & Allowances													0.00
46100 Promos	256.52	-769.38	-1,499.24	-1,577.20	-1,206.18	-14.00	433.67	-11.60	-842.55	-4,469.90	-1,645.15	-1,671.75	-13,016.76
46200 Discounts	-29,858.00	-37,106.52	-42,307.30	-95,932.34	-56,338.32	-69,919.57	-52,738.05	-52,244.72	-48,959.42	-48,686.57	-224,318.68	-104,576.91	-862,986.40
Total 46000 Discounts & Allowances	**-$ 29,601.48**	**-$ 37,875.90**	**-$ 43,806.54**	**-$ 97,509.54**	**-$ 57,544.50**	**-$ 69,933.57**	**-$ 52,304.38**	**-$ 52,256.32**	**-$ 49,801.97**	**-$ 53,156.47**	**-$ 225,963.83**	**-$ 106,248.66**	**-$ 876,003.16**
48000 Refunds & Returns	-25,534.42	-21,277.14	-16,786.93	-25,132.89	-26,719.21	-19,190.50	-26,773.53	-15,450.33	-13,116.95	-10,488.20	-7,762.34	-15,492.96	-223,725.40
Total Income	**$ 543,501.72**	**$ 466,056.98**	**$ 692,561.09**	**$ 830,658.75**	**$ 834,811.12**	**$ 665,415.54**	**$ 476,265.15**	**$ 495,309.01**	**$ 496,322.65**	**$ 498,407.79**	**$ 660,682.50**	**$ 607,337.92**	**$ 7,267,330.22**
Cost of Goods Sold													
51000 Product COGS													0.00
51200 Farmstands													0.00
51210 Farmstands Original	63,159.35	66,790.16	89,552.84	101,536.11	99,198.82	79,402.90	48,568.79	33,166.85	48,678.98	56,878.60	123,214.84	108,642.02	918,790.26
Total 51200 Farmstands	**$ 63,159.35**	**$ 66,790.16**	**$ 89,552.84**	**$ 101,536.11**	**$ 99,198.82**	**$ 79,402.90**	**$ 48,568.79**	**$ 33,166.85**	**$ 48,678.98**	**$ 56,878.60**	**$ 123,214.84**	**$ 108,642.02**	**$ 918,790.26**
51300 Glowrings	27,278.27	20,962.73	36,909.20	37,450.12	41,419.66	28,606.13	21,844.16	25,466.42	25,255.60	30,352.50	66,925.01	49,388.63	411,858.43
51400 Seedlings	54,520.90	47,233.90	71,120.00	86,595.60	87,046.40	76,390.30	64,250.90	55,165.60	53,498.20	48,040.30	47,632.20	34,157.20	725,651.50
51500 Accessories	24,282.78	27,897.11	45,289.59	50,681.09	45,634.59	40,627.80	34,205.01	28,183.57	31,149.63	32,206.84	38,127.28	23,000.23	421,285.52
51600 Extensions	3,740.42	4,141.09	7,113.84	6,416.25	6,194.25	5,255.46	3,532.15	3,228.05	5,164.53	6,635.28	12,632.87	7,599.91	71,654.10
Total 51000 Product COGS	**$ 172,981.72**	**$ 167,024.99**	**$ 249,985.47**	**$ 282,679.17**	**$ 279,493.72**	**$ 230,282.59**	**$ 172,401.01**	**$ 145,210.49**	**$ 163,746.94**	**$ 174,113.52**	**$ 288,532.20**	**$ 222,787.99**	**$ 2,549,239.81**
54000 Shrinkage / Inv Variances	15,000.00	15,000.00	15,000.00	15,000.00	15,000.00	15,000.00	15,000.00	15,000.00	15,000.00	15,000.00	15,000.00	-138,475.71	26,524.29
56000 Logistics													0.00
56100 Warehouse & pick/pack				277.50	629.41	98.23	91.34	800.00	-647.31	75.94			1,325.11
56200 Outbound shipping	90,384.10	71,473.62	91,093.31	133,085.57	145,458.66	109,844.30	146,405.47	74,080.88	86,199.34	81,299.95	73,389.09	114,795.04	1,217,509.33
Total 56000 Logistics	**$ 90,384.10**	**$ 71,473.62**	**$ 91,093.31**	**$ 133,363.07**	**$ 146,088.07**	**$ 109,942.53**	**$ 146,496.81**	**$ 74,880.88**	**$ 85,552.03**	**$ 81,375.89**	**$ 73,389.09**	**$ 114,795.04**	**$ 1,218,834.44**
Total Cost of Goods Sold	**$ 278,365.82**	**$ 253,498.61**	**$ 356,078.78**	**$ 431,042.24**	**$ 440,581.79**	**$ 355,225.12**	**$ 333,897.82**	**$ 235,091.37**	**$ 264,298.97**	**$ 270,489.41**	**$ 376,921.29**	**$ 199,107.32**	**$ 3,794,598.54**
Gross Profit	**$ 265,135.90**	**$ 212,558.37**	**$ 336,482.31**	**$ 399,616.51**	**$ 394,229.33**	**$ 310,190.42**	**$ 142,367.33**	**$ 260,217.64**	**$ 232,023.68**	**$ 227,918.38**	**$ 283,761.21**	**$ 408,230.60**	**$ 3,472,731.68**
Expenses													
61000 Operations													0.00
61100 Operations Payroll													0.00
61110 Operations Salaries	68,361.14	51,059.82	54,635.07	51,514.10	45,698.29	37,513.56	39,014.11	56,878.54	41,301.00	36,589.62	29,221.73	37,507.74	549,294.72
61140 Operations Benefits	-486.74	-216.91	-3,634.54	-809.21	-1,563.85	-305.05	-936.69	-1,755.66	176.94	-1,679.18	-186.99	298.22	-11,099.66
61150 Operations Payroll Taxes	7,118.83	4,382.22	4,549.93	4,279.13	3,647.36	2,869.78	2,984.58	4,351.21	3,159.54	1,854.52	2,370.38	4,019.91	45,587.39
Total 61100 Operations Payroll	**$ 74,993.23**	**$ 55,225.13**	**$ 55,550.46**	**$ 54,984.02**	**$ 47,781.80**	**$ 40,078.29**	**$ 41,062.00**	**$ 59,474.09**	**$ 44,637.48**	**$ 36,764.96**	**$ 31,405.12**	**$ 41,825.87**	**$ 583,782.45**
61200 Operations T&E													0.00
61210 Operations Travel	1,315.97	650.00		1,100.00			-4,104.79						-1,038.82
61220 Operations Meals & Entertainment													0.00
61221 Operations Meals	197.08		441.93					67.40					706.41
Total 61220 Operations Meals & Entertainment	**$ 197.08**	**$ 0.00**	**$ 441.93**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 67.40**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 706.41**
Total 61200 Operations T&E	**$ 1,513.05**	**$ 650.00**	**$ 441.93**	**$ 1,100.00**	**$ 0.00**	**$ 0.00**	**-$ 4,104.79**	**$ 67.40**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**-$ 332.41**
61300 Ops Consultant									1,102.50	2,272.50	2,550.00	3,705.00	9,630.00
61400 Warehousing / Storage (Fixed Logistics)												2,000.00	2,000.00
61500 Freight Shipping-Operation	4,761.10	6,551.99	7,873.17	6,771.25	12,618.56	3,301.21	10,208.67	4,352.05	3,264.31	4,553.43	2,261.04	5,268.19	71,784.97
61800 Vehicle Expenses	294.00	30.00					351.65	-28.69					646.96
61900 Ops Misc											250.00		250.00

Total 61000 Operations	**$ 81,561.38**	**$ 62,457.12**	**$ 63,865.56**	**$ 62,855.27**	**$ 60,400.36**	**$ 43,379.50**	**$ 47,517.53**	**$ 63,864.85**	**$ 49,004.29**	**$ 43,590.89**	**$ 36,466.16**	**$ 52,799.06**	**$ 667,761.97**
62000 Sales & Retail													0.00
62100 Sales Payroll													0.00
62110 Sales Salaries	3,092.62	2,447.46	1,583.25	1,715.70	464.55								9,303.58
62120 Sales Bonus	0.00												0.00
62130 Sales Benefits	-6.11	-49.05	-20.55	78.46	9.23								11.98
62140 Sales Payroll Taxes	393.74	307.15	187.06	131.25	35.54								1,054.74
Total 62100 Sales Payroll	**$ 3,480.25**	**$ 2,705.56**	**$ 1,749.76**	**$ 1,925.41**	**$ 509.32**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 10,370.30**
Total 62000 Sales & Retail	**$ 3,480.25**	**$ 2,705.56**	**$ 1,749.76**	**$ 1,925.41**	**$ 509.32**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 10,370.30**
63000 Marketing													0.00
63100 Marketing Payroll													0.00
63110 Marketing Salaries	30,710.17	23,839.28	22,142.86	21,748.90	21,753.25	17,857.14	18,571.43	29,285.71	21,428.58	22,142.85	21,428.57	22,142.86	273,051.60
63130 Marketing Benefits	-816.03	3,818.40	4,007.31	1,451.58	590.75	761.92	672.10	438.56	636.18	618.20	636.17	618.21	13,433.35
63140 Marketing Payroll Taxes	3,310.37	1,932.21	1,693.93	1,669.09	1,664.12	1,366.08	1,420.71	2,240.36	1,639.28	1,693.93	1,639.29	2,102.14	22,371.51
Total 63100 Marketing Payroll	**$ 33,204.51**	**$ 29,589.89**	**$ 27,844.10**	**$ 24,869.57**	**$ 24,008.12**	**$ 19,985.14**	**$ 20,664.24**	**$ 31,964.63**	**$ 23,704.04**	**$ 24,454.98**	**$ 23,704.03**	**$ 24,863.21**	**$ 308,856.46**
63200 Marketing T&E													0.00
63210 Marketing Travel													0.00
63213 Ground Transportation									142.23				142.23
Total 63210 Marketing Travel	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 142.23**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 142.23**
63220 Marketing Meals & Entertainment													0.00
63221 Marketing Meals	91.64		167.60	71.49				8.98					339.71
Total 63220 Marketing Meals & Entertainment	**$ 91.64**	**$ 0.00**	**$ 167.60**	**$ 71.49**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 8.98**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 339.71**
Total 63200 Marketing T&E	**$ 91.64**	**$ 0.00**	**$ 167.60**	**$ 71.49**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 8.98**	**$ 142.23**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 481.94**
63300 Marketing Consultants	22,909.14	27,652.42	38,310.56	34,505.88	61,543.35	49,693.11	24,451.04	23,450.00	17,800.00	22,200.00	23,900.00	58,938.10	405,353.60
63400 Paid Advertising													0.00
63410 Paid Online (search/social)	63,375.19	49,991.22	57,288.10	111,951.05	134,419.99	76,170.55	20,859.62	12,521.72	31,139.24	43,332.60	20,505.97	84,274.83	705,830.08
63440 Affiliate Marketing	2,570.00	2,500.00	2,995.00	1,000.00	500.00	500.00		1,502.90	500.00	1,000.00	3,500.00	-34,447.01	-17,879.11
63490 Advertising Other	-100.02		14.99	14.99	14.99								-55.05
Total 63400 Paid Advertising	**$ 65,845.17**	**$ 52,491.22**	**$ 60,298.09**	**$ 112,966.04**	**$ 134,934.98**	**$ 76,670.55**	**$ 20,859.62**	**$ 14,024.62**	**$ 31,639.24**	**$ 44,332.60**	**$ 24,005.97**	**$ 49,827.82**	**$ 687,895.92**
63500 PR & Brand	-4,200.00	1,100.00	10,875.20	6,719.90	653.13	18,243.65	9,152.32	7,373.72	5,910.38	8,700.00	5,800.00	5,700.00	76,028.30
63600 Production (Photo / Video)	5,975.00	7,095.00	27,024.88	7,935.00	7,875.00	11,475.00	11,725.00	6,674.26	6,650.00	6,955.00	6,695.00	6,775.00	112,854.14
63650 Influencers	1,775.49	2,979.09	4,797.80	4,682.80	2,808.50	3,387.36	2,925.30	2,569.68	3,395.99	1,879.48	3,706.65	4,968.44	39,876.58
63700 Collateral / Marketing Materials			-4,564.60										-4,564.60
63850 Marketing Software	12,338.19	9,836.25	8,157.58	18,026.55	12,184.45	9,828.29	6,299.07	11,316.51	3,917.00	4,356.49	9,472.09	9,893.27	115,625.74
63900 Other Marketing	2,579.41	8,261.06	5,639.46	1,801.00	4,277.36	6,876.66	5,088.05	15,998.86	6,752.00	11,483.98	6,369.30	6,104.85	81,231.99
Total 63000 Marketing	**$ 140,518.55**	**$ 139,004.93**	**$ 178,550.67**	**$ 211,578.23**	**$ 248,284.89**	**$ 196,159.76**	**$ 101,164.64**	**$ 113,381.26**	**$ 99,910.88**	**$ 124,362.53**	**$ 103,653.04**	**$ 167,070.69**	**$ 1,823,640.07**
64000 Customer Service													0.00
64100 Customer Service Payroll													0.00
64110 Customer Service Salaries	32,473.42	26,052.25	19,899.58	14,375.93	15,961.82	6,175.64	3,629.41	5,183.18	3,853.74	4,127.50	4,132.66	5,970.24	141,835.37
64130 Customer Service Benefits	19.22	1,494.08	2,733.04	3,223.71	3,008.71	3,698.74	4,409.63	2,698.44	2,569.20	2,598.43	2,646.12	1,223.85	30,323.17
64140 Customer Service Payroll Taxes	3,965.41	2,497.58	1,570.25	1,101.09	1,255.93	480.63	277.66	396.50	294.80	315.76	316.15	488.47	12,960.23
Total 64100 Customer Service Payroll	**$ 36,458.05**	**$ 30,043.91**	**$ 24,202.87**	**$ 18,700.73**	**$ 20,226.46**	**$ 10,355.01**	**$ 8,316.70**	**$ 8,278.12**	**$ 6,717.74**	**$ 7,041.69**	**$ 7,094.93**	**$ 7,682.56**	**$ 185,118.77**
64300 Customer Service Consultants / Agency				3,700.95	12,764.50	13,058.33	25,407.09	13,287.09	11,612.33	10,767.47	10,614.50	10,951.71	112,163.97
Total 64000 Customer Service	**$ 36,458.05**	**$ 30,043.91**	**$ 24,202.87**	**$ 22,401.68**	**$ 32,990.96**	**$ 23,413.34**	**$ 33,723.79**	**$ 21,565.21**	**$ 18,330.07**	**$ 17,809.16**	**$ 17,709.43**	**$ 18,634.27**	**$ 297,282.74**
65000 Product Development/R&D													0.00
65400 Prod Dev / R&D Expense	5,285.95	12,785.95	4,185.95	12,800.95	4,200.95	4,200.95	4,215.95	477.95	1,553.95	860.95	322.95		50,892.45
Total 65000 Product Development/R&D	**$ 5,285.95**	**$ 12,785.95**	**$ 4,185.95**	**$ 12,800.95**	**$ 4,200.95**	**$ 4,200.95**	**$ 4,215.95**	**$ 477.95**	**$ 1,553.95**	**$ 860.95**	**$ 322.95**	**$ 0.00**	**$ 50,892.45**
66000 Engineering & Tech													0.00
66100 Engineering Payroll													0.00
66110 Engineering Salaries	-288.46												-288.46
66130 Engineering Benefits	48.82												48.82
66140 Engineering Payroll Taxes	-18.38												-18.38
Total 66100 Engineering Payroll	**-$ 258.02**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**-$ 258.02**
66300 Engineering Consultants / Contractor	1,925.00	1,225.00	1,057.50	2,625.00	2,712.50	3,127.31	5,317.71	6,669.82	3,761.14	6,345.74	4,375.00	3,500.00	42,641.72
66500 Hardware (<$2.5K)		99.00	67.99		89.99					1,114.17			1,371.15

66600 Software (<$2.5K)	2,121.14	1,792.14	1,961.76	1,890.50	1,554.20	1,537.10	3,558.26	289.55	1,916.37	5,385.20	6,527.15	3,832.25	32,365.62
66700 Domain & Hosting	5,345.84	5,092.40	5,463.15	4,711.80	4,476.58	4,063.64	4,155.05	4,061.14	4,002.26	4,077.59	4,038.84	4,014.94	53,503.23
Total 66000 Engineering & Tech	**$ 9,133.96**	**$ 8,208.54**	**$ 8,550.40**	**$ 9,227.30**	**$ 8,833.27**	**$ 8,728.05**	**$ 13,031.02**	**$ 11,020.51**	**$ 9,679.77**	**$ 16,922.70**	**$ 14,940.99**	**$ 11,347.19**	**$ 129,623.70**
70000 General and Administrative													0.00
70100 G&A Payroll													0.00
70110 G&A Salaries	22,623.67	17,925.85	19,162.12	18,881.15	18,824.95	15,453.33	16,071.45	25,343.45	18,543.98	20,920.36	20,192.34	20,865.41	234,808.06
70130 G&A Benefits	182.24	3,596.13	-2,320.03	1,950.21	1,347.55	2,129.06	1,618.90	779.99	1,677.34	1,337.40	1,407.42	1,527.64	15,233.85
70140 G&A Payroll Taxes	4,180.81	1,423.06	1,711.37	3,282.47	1,779.05	1,262.22	1,389.50	1,938.83	1,418.66	1,600.44	2,058.87	1,908.44	23,953.72
70150 G&A Payroll Fees	6,235.07	3,776.11	4,035.52	2,956.86	2,850.39	2,092.97	1,735.45	2,701.91	2,066.55	1,996.74	1,891.13	2,121.28	34,459.98
Total 70100 G&A Payroll	**$ 33,221.79**	**$ 26,721.15**	**$ 22,588.98**	**$ 27,070.69**	**$ 24,801.94**	**$ 20,937.58**	**$ 20,815.30**	**$ 30,764.18**	**$ 23,706.53**	**$ 25,854.94**	**$ 25,549.76**	**$ 26,422.77**	**$ 308,455.61**
70200 G&A T&E													0.00
70210 G&A Travel													0.00
70211 Airfare			155.10									150.99	306.09
70212 Lodging					280.35	1,258.86							1,539.21
70213 Ground Transportation	8.80		72.55	8.91	8.99	226.00	-27.00	40.97		130.52	26.00	29.01	524.75
Total 70210 G&A Travel	**$ 8.80**	**$ 0.00**	**$ 227.65**	**$ 8.91**	**$ 289.34**	**$ 1,484.86**	**-$ 27.00**	**$ 40.97**	**$ 0.00**	**$ 130.52**	**$ 26.00**	**$ 180.00**	**$ 2,370.05**
70220 G&A Meals & Entertainment													0.00
70221 G&A Travel and Onsite Meals (50% deduc.)	467.33	182.96			123.38								773.67
70223 Entertainment & Gifts (0% deduc.)		77.98	138.22	16.16		522.65						104.05	859.06
Total 70220 G&A Meals & Entertainment	**$ 467.33**	**$ 260.94**	**$ 138.22**	**$ 16.16**	**$ 123.38**	**$ 522.65**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 104.05**	**$ 1,632.73**
Total 70200 G&A T&E	**$ 476.13**	**$ 260.94**	**$ 365.87**	**$ 25.07**	**$ 412.72**	**$ 2,007.51**	**-$ 27.00**	**$ 40.97**	**$ 0.00**	**$ 130.52**	**$ 26.00**	**$ 284.05**	**$ 4,002.78**
70300 Professional Fees							-0.01	350.00					349.99
70310 Accounting & Tax	13,174.40	13,070.00	13,073.60	13,448.60	13,728.04	13,445.00	30,652.75	16,142.31	32,297.80	18,745.67	13,545.00	13,545.00	204,868.17
70320 Legal	3,848.00	1,240.00	16,584.00	2,147.50	5,226.00	1,260.00	0.00	6,534.75	769.00	4,465.50	2,094.50	45.00	44,214.25
70340 Other Consultants	6,402.50	2,545.00	7,070.94	2,909.40	13,047.50	14,360.95	16,815.00	8,755.41	35,882.50	16,434.98	34,364.67	14,975.04	173,563.89
Total 70300 Professional Fees	**$ 23,424.90**	**$ 16,855.00**	**$ 36,728.54**	**$ 18,505.50**	**$ 32,001.54**	**$ 29,065.95**	**$ 47,467.74**	**$ 31,782.47**	**$ 68,949.30**	**$ 39,646.15**	**$ 50,004.17**	**$ 28,565.04**	**$ 422,996.30**
70400 Occupancy													0.00
70410 Rent	11,049.19	11,049.19	11,049.19	28,401.06	9,314.00	9,314.00	9,314.00	9,314.00	9,314.00	9,314.00	9,686.00	9,686.00	136,804.63
70420 Utilities (incl internet & telecom)	2,651.43	3,634.69	1,647.82	2,229.38	3,764.94	824.05	1,882.19	1,551.03	4,981.56	5,485.69	5,137.98	4,175.18	37,965.94
70430 Office Supplies	117.79	824.64	2,383.49	925.25	3,217.60	4,569.60	4,121.61	931.29	896.00	707.21	2,056.03	7,968.43	28,718.94
70490 Misc Occupancy	1,573.00	1,573.00	1,573.00	1,573.00	1,573.00	1,573.00	1,573.00	1,573.00	1,621.40	1,741.40	1,621.40	1,621.40	19,189.60
Total 70400 Occupancy	**$ 15,391.41**	**$ 17,081.52**	**$ 16,653.50**	**$ 33,128.69**	**$ 17,869.54**	**$ 16,280.65**	**$ 16,890.80**	**$ 13,369.32**	**$ 16,812.96**	**$ 17,248.30**	**$ 18,501.41**	**$ 23,451.01**	**$ 222,679.11**
70500 IT, Software & Subscriptions													0.00
70510 Software & Subscriptions	24,523.55	23,286.10	29,712.72	29,608.94	19,069.27	18,164.38	24,440.73	15,286.00	7,970.04	16,731.88	12,667.64	14,511.38	235,972.63
Total 70500 IT, Software & Subscriptions	**$ 24,523.55**	**$ 23,286.10**	**$ 29,712.72**	**$ 29,608.94**	**$ 19,069.27**	**$ 18,164.38**	**$ 24,440.73**	**$ 15,286.00**	**$ 7,970.04**	**$ 16,731.88**	**$ 12,667.64**	**$ 14,511.38**	**$ 235,972.63**
70600 Bank & Merchant Fees	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00			0.00		0.00
70610 Bank Fees	65.00	78.47	50.00	51.00	112.79	112.79	-389.01	100.79	167.56	1,193.77	201.85	760.15	2,505.16
70620 Merchant Processing Fees	27,173.37	20,267.32	29,154.73	40,110.52	41,522.82	29,413.02	24,522.82	20,490.79	21,231.23	23,456.43	19,943.06	40,866.78	338,152.89
Total 70600 Bank & Merchant Fees	**$ 27,238.37**	**$ 20,345.79**	**$ 29,204.73**	**$ 40,161.52**	**$ 41,635.61**	**$ 29,525.81**	**$ 24,133.81**	**$ 20,591.58**	**$ 21,398.79**	**$ 24,650.20**	**$ 20,144.91**	**$ 41,626.93**	**$ 340,658.05**
70700 Insurance	10,272.61	15,590.94	11,225.20	12,601.06	-3,860.13	7,780.08	6,892.23	4,035.87	-628.70	5,240.00	7,663.55	7,598.38	84,411.09
70850 Charitable Contributions		657.80	225.03	1,113.10	253.11	21.85		212.77	435.53	220.00	510.32	221.22	3,870.73
70900 Misc G&A			46.93	72.10									119.03
Total 70000 General and Administrative	**$ 134,548.76**	**$ 120,799.24**	**$ 146,751.50**	**$ 162,286.67**	**$ 132,183.60**	**$ 123,783.81**	**$ 140,613.61**	**$ 116,083.16**	**$ 138,644.45**	**$ 129,721.99**	**$ 135,067.76**	**$ 142,680.78**	**$ 1,623,165.33**
Total Expenses	**$ 410,986.90**	**$ 376,005.25**	**$ 427,856.71**	**$ 483,075.51**	**$ 487,403.35**	**$ 399,665.41**	**$ 340,266.54**	**$ 326,392.94**	**$ 317,123.41**	**$ 333,268.22**	**$ 308,160.33**	**$ 392,531.99**	**$ 4,602,736.56**
Net Operating Income	**-$ 145,851.00**	**-$ 163,446.88**	**-$ 91,374.40**	**-$ 83,459.00**	**-$ 93,174.02**	**-$ 89,474.99**	**-$ 197,899.21**	**-$ 66,175.30**	**-$ 85,099.73**	**-$ 105,349.84**	**-$ 24,399.12**	**$ 15,698.61**	**-$ 1,130,004.88**
Other Income													
81100 Other Income	48,586.43	30,561.00	6,191.00	3,481.00	16,263.00	5,480.92	3,532.00	2,945.00	2,718.00	3,226.92	3,627.64	4,186.00	130,798.91
81200 Interest Income											3,219.97	4,382.73	7,602.70
Total Other Income	**$ 48,586.43**	**$ 30,561.00**	**$ 6,191.00**	**$ 3,481.00**	**$ 16,263.00**	**$ 5,480.92**	**$ 3,532.00**	**$ 2,945.00**	**$ 2,718.00**	**$ 3,226.92**	**$ 6,847.61**	**$ 8,568.73**	**$ 138,401.61**
Other Expenses													
85100 Depreciation & Amortization	29,137.93	29,960.97	27,926.37	27,263.33	27,228.91	27,037.53	26,739.75	26,348.64	26,005.31	25,671.96	25,589.75	25,258.63	324,169.08
85200 Interest Expense	47,597.94	45,842.49	60,395.16	58,952.20	44,368.72	43,047.14	43,624.73	43,774.64	44,019.20	44,593.78	51,523.13	47,893.93	575,633.06
85300 Taxes		2,050.00			108.95		11.26	31.25	206.15	25.00	530.17	68.96	3,031.74
85310 Fees & Penalty			12.00										12.00
Total 85300 Taxes	**$ 0.00**	**$ 2,050.00**	**$ 12.00**	**$ 0.00**	**$ 108.95**	**$ 0.00**	**$ 11.26**	**$ 31.25**	**$ 206.15**	**$ 25.00**	**$ 530.17**	**$ 68.96**	**$ 3,043.74**

85400 Prior Year Expenses	22,103.80	-57.79		6,000.00	13,086.58			1,420.53			8,500.00		51,053.12
85800 Property Tax	731.16	731.16	731.16										2,193.48
Total Other Expenses	**$ 99,570.83**	**$ 78,526.83**	**$ 89,064.69**	**$ 92,215.53**	**$ 84,793.16**	**$ 70,084.67**	**$ 70,375.74**	**$ 71,575.06**	**$ 70,230.66**	**$ 70,290.74**	**$ 86,143.05**	**$ 73,221.52**	**$ 956,092.48**
Net Other Income	**-$ 50,984.40**	**-$ 47,965.83**	**-$ 82,873.69**	**-$ 88,734.53**	**-$ 68,530.16**	**-$ 64,603.75**	**-$ 66,843.74**	**-$ 68,630.06**	**-$ 67,512.66**	**-$ 67,063.82**	**-$ 79,295.44**	**-$ 64,652.79**	**-$ 817,690.87**
Net Income	**-$ 196,835.40**	**-$ 211,412.71**	**-$ 174,248.09**	**-$ 172,193.53**	**-$ 161,704.18**	**-$ 154,078.74**	**-$ 264,742.95**	**-$ 134,805.36**	**-$ 152,612.39**	**-$ 172,413.66**	**-$ 103,694.56**	**-$ 48,954.18**	**-$ 1,947,695.75**

Statement of Cash Flows

Lettuce Grow by TFP

January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-1,908,060.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12100 Accounts Receivable	19,104.84
12200 Other Receivable	0.00
13110 Inventory:Finished Goods	-465,771.09
13130 Inventory:Packaging	-750.93
13190 Inventory:Inventory Clearing	-198,990.89
13430 Prepaids:Prepaid Other	2,597.10
13510 Clearing Accounts:Affirm	1,208.27
13520 Clearing Accounts:Stripe	51,036.60
13530 Clearing Accounts:Amazon	19,192.22
13540 Clearing Accounts:Tiktok	0.00
13550 Clearing Accounts:Manual Payment Clearing	-17,608.29
13570 Clearing Accounts:Costco	-460,803.00
13580 Clearing Accounts:The Knot	0.00
13590 Clearing Accounts:Shopify	-59,670.29
13595 Clearing Accounts:Paypal	37.38
13600 Expensify Clearing Account	355.32
14125 Hardware:Tooling:Accumuated Depreciation Tooling	8,394.17
14135 Hardware:Office Equipment:Accumulated Depreciation Office equipment	21,552.46
21100 Accounts Payable	139,038.08
21210 Credit Cards:SVB Card x4105	-840,392.18
21211 Credit Cards:SVB Card x4105:Greg Campbell x4654	268,113.34
21212 Credit Cards:SVB Card x4105:Jacob Pechenik x9366	34,438.73
21216 Credit Cards:SVB Card x4105:Josh Friedman x1568	15,609.46
21217 Credit Cards:SVB Card x4105:Marketing Card x2894	304,120.17
21219 Credit Cards:SVB Card x4105:Emma Roy x0010	235,950.64
21230 Credit Cards:TFP BOA Card x2652	1.42
21240 Credit Cards:Amex Delta Skymiles x1000	-42.03
21280 Gynger Loan	43,097.80
21300 Accrued Expenses	80,845.47
21400 Deferred Revenue	19,557.74
21500 Payroll Liabilities	700.14
21600 Sales Tax Payable	43,766.96
21700 Gift Card Liability	34,984.19
220.2 Texas State Comptroller Payable	0.00

Statement of Cash Flows

Lettuce Grow by TFP

January-December, 2025

Full name	Total
220.3 NY Department of Taxation	0.00
Alabama Department of Revenue Payable	0.00
Hawaii Department of Taxation Payable	0.00
North Carolina Department of Revenue Payable	0.00
South Carolina Department of Revenue Payable	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$700,326.20**
Net cash provided by operating activities	**-$2,608,386.97**
INVESTING ACTIVITIES	
14115 Hardware:Growing Device:Accumulated Depreciation Growing Device	7,787.52
14120 Hardware:Tooling	-20,150.00
14130 Hardware:Office Equipment	-7,863.52
14515 Product Design & Development:Molds and Prototype:Accumulated Depreciation Molds and Prototypes	180,207.60
15100 Deposits	-2,500.00
16125 Intangibles:Website:Accumulated Amortization Website	57,621.71
Net cash provided by investing activities	**$215,103.31**
FINANCING ACTIVITIES	
22100 Note Payable	450,000.00
22110 Notes Payable - WTI	-2,272,202.13
22115 Notes Payable - Tangram	1,955,844.92
22120 Notes Payable - Tangram:Notes Payable Tangram - Accured interest	93,200.00
22150 Note Payable:Note Payable Accrued Interest	278,890.29
22160 SBA Loan	500,000.00
22165 SBA Loan:SBA loan - Accrued Interest	7,281.00
32000 SAFE	598,147.75
Net cash provided by financing activities	**$1,611,161.83**
NET CASH INCREASE FOR PERIOD	**-$782,121.83**
Cash at beginning of period	**$1,194,111.74**
CASH AT END OF PERIOD	**$411,989.91**

Lettuce Grow by TFP

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,935,363.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12100 Accounts Receivable	97,228.24
12200 Other Receivable	4,500.00
13110 Inventory:Finished Goods	185,804.56
13190 Inventory:Inventory Clearing	-11,112.56
13410 Prepaids:Vendor deposits	40,592.38
13420 Prepaids:Prepaid insurance	3,946.27
13430 Prepaids:Prepaid Other	28,208.02
13510 Clearing Accounts:Affirm	4,200.45
13520 Clearing Accounts:Stripe	-7,074.55
13530 Clearing Accounts:Amazon	2,432.50
13580 Clearing Accounts:The Knot	519.79
14125 Hardware:Tooling:Accumuated Depreciation Tooling	213,039.60
14135 Hardware:Office Equipment:Accumulated Depreciation Office equipment	40,522.37
14900 Hardware:Accumulated Depreciation	-270,688.71
21100 Accounts Payable	-319,231.91
21210 Credit Cards:SVB Card x4105	-701,190.03
21211 Credit Cards:SVB Card x4105:Greg Campbell x4654	115,169.87
21212 Credit Cards:SVB Card x4105:Jacob Pechenik x9366	85,651.99
21214 Credit Cards:SVB Card x4105:Greg Liberman x0422	23,188.01
21215 Credit Cards:SVB Card x4105:Shaan Sheth x0240	2,713.21
21216 Credit Cards:SVB Card x4105:Josh Friedman x1568	64,467.25
21217 Credit Cards:SVB Card x4105:Marketing Card x2894	383,435.85
21218 Credit Cards:SVB Card x4105:Jenne Belvedere x7035	26.50
21230 Credit Cards:TFP BOA Card x2652	-71.64
21240 Credit Cards:Amex Delta Skymiles x1000	-378.89
21280 Gynger Loan	126,004.51
13600 Expensify Clearing Account	-2,116.15
21300 Accrued Expenses	-13,219.11
21400 Deferred Revenue	-105,707.23
21500 Payroll Liabilities	11,163.79
21600 Sales Tax Payable	107,968.95
21700 Gift Card Liability	15,071.54
21810 Loans Payable:Vehicle Loan	-7,455.43
220.1 CDTFA Payable	0.00
220.2 Texas State Comptroller Payable	0.00
220.3 NY Department of Taxation	0.00
Alabama Department of Revenue Payable	0.00
Hawaii Department of Taxation Payable	0.00
North Carolina Department of Revenue Payable	0.00
South Carolina Department of Revenue Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**117,609.44**

Lettuce Grow by TFP

Statement of Cash Flows
January - December 2024

	TOTAL
Net cash provided by operating activities	**$ -1,817,753.68**
INVESTING ACTIVITIES	
14110 Hardware:Growing Device	-3,722.77
14115 Hardware:Growing Device:Accumulated Depreciation Growing Device	49,528.59
14120 Hardware:Tooling	-16,400.00
14130 Hardware:Office Equipment	-28,042.38
14510 Product Design & Development:Molds and Prototype	-10,750.00
14515 Product Design & Development:Molds and Prototype:Accumulated Depreciation Molds and Prototypes	179,973.21
15100 Deposits	-17,391.95
16120 Intangibles:Website	-2,709.20
16125 Intangibles:Website:Accumulated Amortization Website	111,794.02
Net cash provided by investing activities	**$262,279.52**
FINANCING ACTIVITIES	
22100 Note Payable	250,000.00
22110 Notes Payable - WTI	-344,944.81
22150 Note Payable:Note Payable Accrued Interest	182,493.23
31000 Common Stock	16,324.98
32000 SAFE	2,274,633.55
Net cash provided by financing activities	**$2,378,506.95**
NET CASH INCREASE FOR PERIOD	**$823,032.79**
Cash at beginning of period	371,078.95
CASH AT END OF PERIOD	**$1,194,111.74**

The Farm Project, PBC
Statement of Changes in Equity

Accounts	2025	2024
Opening Balance	(5,298,936.98)	(3,351,241.23)
Net Income (Loss)	(1,908,060.77)	(1,947,695.75)
Issuance of SAFE	598,147.75	—
Other Adjustments	12,332.63	—
Closing Balance	**(6,596,517.37)**	**(5,298,936.98)**

The Farm Project, PBC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

The Farm Project, PBC (the "Company") is a corporation organized on March 9, 2017 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.